

Mail Stop 4561

November 2, 2017

Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re:** **NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response dated October 27, 2017**
> **File No. 001-00395**

Dear Mr. Fishman:

We have reviewed your October 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 1. Please revise your qualitative discussion of cloud revenue growth in terms of prior period bookings to include a quantified discussion of your bookings and/or changes in net annual contract value, consistent with your earnings call transcripts and presentation slides.

Form 8-K Filed July 20, 2017

2.   We note from your response to prior comment 3 that gross margin and gross margin rates by segment were provided pursuant to ASC 280 and were not intended to be non-GAAP measures.   As such, please include these measures in your segment footnote pursuant to ASC 280-10-50-27 and 28. Also, revise your segment disclosures in MD&A to include a discussion of these performance measures by segment pursuant to Section III.F. of SEC Release No. 33-6835 and Section III.B.2 of SEC Release No. 33-8350**.**

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services